Putnam Investments
One Post Office Square
Boston, MA 02109
June 1, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 333-224496), filed with the Securities and Exchange Commission (the “Commission”) on April 27, 2018 (the
“Registration Statement”), of Putnam Funds Trust (the “Registrant”), on behalf of its series, Putnam Small Cap Growth Fund (the “Surviving Fund”)

Dear Ms. Hahn and Mr. Long:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and to Yana D. Guss of Ropes & Gray LLP, counsel to the Funds, on behalf of the staff of the Commission (the “Commission Staff”) on May 15, 2018 and May 23, 2018 regarding the Registration Statement. The Registration Statement relates to the merger of Putnam Capital Opportunities Fund (the “Target Fund”) with and into the Surviving Fund (the Target Fund and the Surviving Fund are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response.

General Comments

1. Comment: Please finalize the Registration Statement with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

2. Comment: The Commission Staff notes that the “President’s Letter” to shareholders that precedes Part A of the Registration Statement states, in part, that the Target Fund’s shareholders “would be invested in a larger fund with a lower total expense ratio following the merger, subject to the application of the combined fund’s performance fee adjustment, if any.” Please confirm supplementally whether the benefits of the proposed merger would be realized solely from the merger or if the realization of benefits is contingent on the approval of both proposals.

Response: The potential benefits highlighted in the President’s Letter are principally expected as a result of the merger, however, the Registrant confirms that the benefits noted would only be realized if both proposals are approved.

3. Comment: Please explain supplementally why Putnam Management believes that the combined Surviving Fund would have improved commercial and scale prospects.

Response: Putnam Management expects the combined Fund to have enhanced commercial and scale prospects, in part, because the larger combined Fund is expected to have greater opportunity to remain on, or otherwise be added to, broker-dealer platforms. Furthermore, Putnam Management believes that the prospects for sales relative to passive vehicles is modestly more encouraging for active managers in the Lipper Small Cap Growth Funds product category than in the Small Cap Core category where the Target Fund operates.

4. Comment: Please explain supplementally why the Registrant is seeking the approval of the Surviving Fund’s management contract by the Target Fund’s shareholders in connection with the proposed merger.

Response: Putnam Management wished to highlight the Surviving Fund Management Contract on the proxy card, and therefore included approval of the Surviving Fund Management Contract as a separate proposal. Given that these proposals cannot be implemented separately, they have been structured as being contingent upon one another.

5. Comment: Please explain supplementally why the Registrant is not seeking the approval of the Surviving Fund Management Contract by the Surviving Fund’s shareholders.

Response: The Surviving Fund Management Contract is currently in effect for the Surviving Fund and no changes are being proposed. For this reason, current shareholders of the Surviving Fund are not being asked to approve the Surviving Fund Management Contract.

6. Comment: The Commission Staff notes that references to documents incorporated by reference into the Registration Statement do not include accompanying Securities Act of 1933 file numbers. Please update the Registration Statement to include these numbers where appropriate.

Response: The requested changes have been made.

7. Comment: Please confirm that Part B of the effective Registration Statement will be dated appropriately.

Response: The Registrant confirms that Part B of the Registration Statement will be dated the same date as the effective date of Part A of the Registration Statement.

8. Comment: As described in the third paragraph of the President’s Letter, please supplementally provide additional information about Putnam Management’s belief that

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the Surviving Fund “would offer better investment opportunities for [the Target Fund’s] shareholders in the current investment environment.”

Response: Upon further consideration, the Registrant has determined to delete this sentence in the President’s Letter and throughout the Registration Statement.

9. Comment: Under the question “Why is the merger being proposed at this time?” in the “Questions and Answers Regarding the Proposals” section, the Registration Statement states that the “proposed merger is expected to result in expense savings for shareholders as costs are spread over a larger, combined fund.” Please clarify if lower expenses will result from the implementation of the management contract or whether the Surviving Fund currently has lower fees and expenses.

Response: As discussed in the Registration Statement, each Fund has the same base management fee, while the Surviving Fund is subject to a performance fee adjustment. Therefore, lower expenses are expected to be realized by the Target Fund’s shareholders primarily as a result of the merger, particularly the spreading of expenses over a larger asset base, as well as the anticipated reduction of “Other expenses” for the Surviving Fund following the merger, as compared with the current “Other expenses” for both the Target Fund and Surviving Fund.

10. Comment: In the response to the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?” in the “Questions and Answers Regarding the Proposals” section, please discuss the risk and return profile of the Surviving Fund following the merger as compared to the risk and return profile for the Target Fund.

Response: The following language has been added in response to the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?” in the “Questions and Answers Regarding the Proposals” section: “The risk/return profile of the combined fund following the merger is expected to be similar to the risk/return profile of Putnam Small Cap Growth Fund.”

In addition, as noted in Response #21 below, additional discussion has been added to the “Risk Factors” section regarding the risk and return profile of the Surviving Fund as compared to the risk and return profile of the Target Fund.

11. Comment: With respect to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposals” section, please clarify supplementally what material changes are expected to be experienced by the Target Fund’s shareholders in connection with the approval of the Surviving Fund Management Contract.

Response: As disclosed in the Registration Statement, at every asset level, the Surviving Fund pays the same management fee as a percentage of net assets as Putnam Capital Opportunities Fund. However, the base management fee for the Surviving Fund is increased or reduced by a performance adjustment which does not apply to the Target Fund. Putnam Management represents that no other material changes are expected to be experienced by the Target Fund’s shareholders in connection with the approval of the Surviving Fund Management Contract.

12. Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposals” section, the Registration Statement states that “[t]he management fee generally declines as the aggregate net assets

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increase.” Please consider adding a more general reference to breakpoints in response to this question.

Response: The Registrant believes that no additional disclosure language is necessary, particularly since the preceding sentence addresses the breakpoint structure applicable to each Fund. The preceding sentence notes that the management fee for each Fund “incorporates asset-level discounts” based on the monthly average of the aggregate net assets of all open-end funds sponsored by Putnam Management (excluding net assets of funds that are invested in, or that are invested in by, other Putnam funds to the extent necessary to avoid “double counting” of those assets).

13. Comment: In the fifth paragraph under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposals” section, please describe what the expected total expenses of the combined Surviving Fund would be if non-recurring expenses related to the merger were reflected.

Response: The Registrant believes that the current language is appropriately drafted and includes the information requested. More specifically, the last sentence of the fifth paragraph under the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” states the following: “If these expenses had been reflected, the estimated total (non 12b-1) annual fund operating expenses (after the impact of applicable expense limitation agreements) would have been 0.94%.”

14. Comment: In connection with the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the merger?” in the “Questions and Answers Regarding the Proposals” section, please supplementally explain how long it is expected to take before the Target Fund experiences the benefit of lower expenses as a result of the merger.

Response: Putnam Management anticipates that the costs associated with the merger borne by the Target Fund will be paid back after approximately 0.6 years and, therefore, it is anticipated that the expense ratio savings described in the Registration Statement for the Target Fund would be experienced at that time.

15. Comment: Please confirm that the Registration Statement includes information about whether there will be any repositioning of the Target Fund prior to or after the merger and, if the costs of the repositioning are material, please provide estimates of those costs.

Response: As discussed in “What are the federal income tax consequences of the proposed merger?” in the “Questions and Answers Regarding the Proposals” section, the Registration Statement states that the Target Fund intends to realign its portfolio by selling a substantial majority of its portfolio assets in connection with the proposed merger.

Disclosure has been added to Question 8 (“What are the federal income tax consequences of the proposed merger?”) in Section I of Part A to describe the capital gains impact of

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the Target Fund’s portfolio realignment, along with expected brokerage costs in connection with such sales.

16. Comment: Please supplementally explain why Putnam Management believes that the Surviving Fund “would offer better investment opportunities” for the Target Fund’s shareholders.

Response: As noted in Response #8 above, upon further consideration, the Registrant has determined to delete this statement throughout the Registration Statement.

17. Comment: Please supplementally quantify what “substantial majority” means in the context of the Target Fund’s repositioning and, if the costs of the repositioning are material, please provide estimates of those costs.

Response: Putnam Management estimates that approximately 82% of the Target Fund’s assets will be sold in connection with the proposed merger. In addition, as noted above, disclosure has been added to Question 8 (“What are the federal income tax consequences of the proposed merger?”) in Section I of Part A to describe the capital gains impact of the Target Fund’s portfolio realignment, along with expected brokerage costs in connection with such sales.

18. Comment: As described in “How will I be notified of the outcome of the vote?” in the “Questions and Answers Regarding the Proposals” section, the Commission Staff notes that, if the merger is not approved, the Funds will continue to operate as separate funds in the near term (while Putnam Management considers what course of action is in the best interests of the Funds and their shareholders going forward). If applicable, please consider adding disclosure language noting potential alternatives (including, for example, liquidating the Target Fund) that might be considered if the merger is not approved.

Response: The Registrant respectfully declines to add further disclosure. In the near term, the Funds would continue to operate as separate funds under their current investment mandates. No other actions have been discussed with the Funds’ Board of Trustees and any discussion would be speculative at this time.

19. Comment: Under the question “What are the costs associated with the merger?,” please consider adding disclosure language describing the costs of repositioning and note that the costs of repositioning are expected to be borne by the Target Fund’s shareholders.

Response: Disclosure language regarding the costs of repositioning will be included in Question 8 (“What are the federal income tax consequences of the proposed merger?”) in Section I of Part A. The Registrant believes that this additional disclosure will be sufficient to address the costs of repositioning the Target Fund in connection with the merger, as well as the fact that such costs will be borne by the Target Fund’s shareholders.

20. Comment: In the “Questions and Answers Regarding the Proposals – Approval of the Management Contract” section, please clarify that the only material difference between the Target Fund’s management contract and the Surviving Fund Management Contract is

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the performance fee adjustment component applicable to the Surviving Fund Management Contract.

Response: The Registrant will add the following at the end of the second paragraph in response to Question #15 in the “Questions and Answers Regarding the Proposals – Approval of the Management Contract” section: “Apart from the performance adjustment discussed above for Putnam Small Cap Growth Fund, the management contracts for Putnam Small Cap Growth Fund and Putnam Capital Opportunities Fund are substantially similar.”

21. Comment: In the “Risk Factors” section, please clarify whether the Funds have different levels of risk and whether they have the same risk and return profile.

Response: The Registrant will add the following disclosure to the “Risk Factors” section: “The risk/return profile of Putnam Small Cap Growth Fund is similar to that of Putnam Capital Opportunities Fund. Historically, the market capitalization of investments, rather than the core or growth style designation, has a greater impact on risk and reward over a multi-year period. As such, the risk/return profile of Putnam Small Cap Growth Fund does not differ significantly from that of Putnam Capital Opportunities Fund because both funds invest primarily in U.S. small capitalization stocks. However, Putnam Small Cap Growth Fund’s mandate and benchmark are “growth,” while Putnam Capital Opportunities Fund’s current mandate and benchmark are “core,” so the different style will alter sector exposures. Putnam Management looks at risk in both absolute terms and relative to a fund’s benchmark. In both cases, Putnam Management expects the risk profile of Putnam Small Cap Growth Fund to be broadly in-line with the mandate currently employed by Putnam Capital Opportunities Fund. The Russell 2000 Growth Index (Putnam Small Cap Growth Fund’s benchmark) has a risk adjusted return (Sharpe ratio) that is similar to the Russell 2500 Index (Putnam Capital Opportunities Fund’s benchmark).”

22. Comment: The Commission Staff notes that the Funds are exposed to the risk that “[f]rom time to time, the [F]und may invest a significant portion of its assets in companies in one or more related industries or sectors, which would make the fund more vulnerable to adverse developments affecting those issuers, industries or sectors.” Please discuss supplementally whether the Funds currently concentrate their investments.

Response: The Registrant respectfully notes that neither Fund has a principal investment policy of concentrating in any industry or sector. The disclosure in the “Risk Factors – What are the funds’ principal investment strategies and related risks?” section is intended to address the risk of inadvertent significant (but less than 25%) exposure to a particular industry through the implementation of the Surviving Fund’s principal investment strategies. For this reason, the disclosure names two sectors (information technology sector and health care sector) by example, but does not include disclosure regarding a specific concentration or focus in a particular industry or sector.

23. Comment: In the “Risk Factors – What are the funds’ principal investment strategies and related risks?” section, please tailor the discussion of derivatives to identify the types of derivatives that the Fund currently uses as principal strategies and how Putnam Management uses derivatives in the portfolio.

Response: The Registrant believes that the discussion of derivatives in the Registration Statement is appropriately tailored to describe the types of derivatives that Putnam Management may utilize. Furthermore, the Registration Statement accurately describes how derivatives may be used by Putnam Management to manage the Surviving Fund. For example, the Registration Statement states, in part, that “Putnam Management may use derivatives both for hedging and non-hedging purposes.”

24. Comment: Please consider whether “Foreign investments” and “Derivatives” should be incorporated under the heading “Other investments” in the “Risk Factors – What are the funds’ principal investment strategies and related risks” section.

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Response: The Registrant notes that Item 9(c) of Form N-1A requires a fund to disclose the “principal risks of investing in the [f]und, including the risks to which the [f]und’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the [f]und’s net asset value, yield or total return.” The Registrant confirms that the risks identified above are appropriately disclosed in accordance with Item 9(c) of Form N-1A and that the reclassification of these risks is not necessary.

25. Comment: Under the “Portfolio turnover rate” heading in the “Risk Factors – What are the funds’ principal investment strategies and related risks” section, please consider adding a discussion of active trading if the combined Surviving Fund is expected to have a portfolio turnover rate of more than 100%.

Response: The Registrant does not believe that the combined Surviving Fund’s portfolio turnover rate will be greater than 100% in the next fiscal year. The Surviving Fund’s portfolio turnover rate was greater than 100% for the most recent fiscal year, in substantial part, because the Surviving Fund experienced a change in its portfolio management team.

26. Comment: As discussed in the “Information about the Proposed Merger – Fees and Expenses” section, the Commission Staff notes that the Surviving Fund has an expense limitation agreement in place, which will limit merger-related expenses for the Surviving Fund. Please clarify whether the expense limitation agreement will apply to the Surviving Fund following the merger.

Response: The requested change has been made.

27. Comment: Please supplementally confirm whether all material adverse factors with respect to the merger were considered by the Board.

Response: The Registrant believes that the description of the Trustees’ considerations under the heading “Trustees’ Considerations Relating to the Merger” satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.”

28. Comment: In the “Information about the Proposed Management Contract” section, please state whether the combined Surviving Fund will have the same expense limitation agreement currently applicable to the Surviving Fund following the merger.

Response: The requested change has been made.

29. Comment: The Commission Staff notes, among other things, that the performance adjustment described in the Registration Statement utilizes a thirty-six month performance period. Please explain supplementally how the performance fee adjustment will be calculated for the combined Surviving Fund following the merger.

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Response: The Registrant confirms that, following the merger, the performance fee adjustment will be calculated as described in the Registration Statement and the Surviving Fund Management Contract (including with respect to the use of a thirty-six month performance period). In accordance with the Surviving Fund Management Contract, the historical performance used for purposes of calculating the performance adjustment will be that of the Surviving Fund for all periods (both pre- and post-merger). Similarly, the assets used to calculate the performance adjustment will be those of the Surviving Fund for all periods (both pre- and post-merger).

30. Comment: In the “Additional Information about Putnam Small Cap Growth Fund – Portfolio manager” sub-section, please consider adding the month that the portfolio manager of the Surviving Fund joined the Surviving Fund.

Response: The Registrant believes that the Registration Statement satisfies the requirements of Item 5(b) of Form N-1A, which requires that the Registrant “[s]tate the name, title and length of service” of the portfolio manager.

31. Comment: Under the heading “Bank Loans” of the section “MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS” in Part B of the Registration Statement, please revise the disclosure to state that bank loans may not be considered “securities” and therefore may not have the protections afforded by the federal securities laws.

Response: The requested change has been made.

Accounting Comments

32. Comment: The Commission Staff notes that the Consent of Independent Registered Public Accounting Firm (the “Auditor’s Consent”) states that the financial statements and financial highlights relating to the Funds are incorporated by reference into the Registration Statement. However, the financial statements and financial highlights are both expected to be included in the effective Registration Statement. Please consider updating the Auditor’s Consent to provide additional clarity regarding this point.

Response: The Funds’ auditor believes that the Auditor’s Consent is appropriately drafted. In particular, Part B states in the “Independent Registered Public Accounting Firm” section that the financial highlights and financial statements of the Funds are incorporated by reference into the Registration Statement. Therefore, no clarifying edits will be made to the Auditor’s Consent.

33. Comment: The Commission Staff notes that, if the merger is approved by shareholders, the Target Fund intends to realign its portfolio by selling a substantial majority of its portfolio assets in advance of the “Exchange Date.” Please explain supplementally what percentage of the Target Fund’s securities will be sold prior to the merger. Additionally, please disclose in Section I (“Questions and Answers Regarding the Proposals”) whether the Target Fund expects to recognize any capital gains or brokerage costs in connection with such sales prior to the merger.

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Response: Putnam Management currently anticipates that approximately 82% of assets held by the Target Fund will be sold in connection with the merger. As noted above, disclosure has been added to Question 8 (“What are the federal income tax consequences of the proposed merger?”) in Section I to describe the capital gains impact of this realignment, along with expected brokerage costs in connection with such sales.

34. Comment: In light of the figures provided in the capitalization table under the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?,” please confirm supplementally that the Surviving Fund is in compliance with its stated policy to invest at least 80% of the Surviving Fund’s net assets in companies of a size similar to those in the Russell 2000 Growth Index.

Response: The Registrant confirms that the Surviving Fund is in compliance with its stated policy to invest at least 80% of its net assets in companies of a size similar to those in the Russell 2000 Growth Index.

35. Comment: Please confirm supplementally that the “Other Expenses” figures in the table in the “Information about the Proposed Merger – Annual Fund Operating Expenses” section are accurate, and confirm that those figures are consistent with the pro forma financial information included in the “PRO FORMA FINANCIAL INFORMATION – Narrative Description of the Pro Forma Effects of the Reorganization” section of Part B of the Registration Statement.

Response: The Registrant confirms that the “Other Expenses” figures in the table in the “Information about the Proposed Merger – Annual Fund Operating Expenses” section are accurate and confirms further that the figures are not inconsistent with the pro forma financial information included in the “PRO FORMA FINANCIAL INFORMATION – Narrative Description of the Pro Forma Effects of the Reorganization” section of Part B of the Registration Statement.

36. Comment: Please confirm supplementally that the figures in the table in the “Information about the Proposed Merger – Examples” section are accurate.

Response: The Registrant confirms that the figures in the table in the “Information about the Proposed Merger – Examples” section are accurate.

37. Comment: Please confirm that the most recent management contract applicable to the Surviving Fund will be included as Exhibit B to the Registration Statement.

Response: The Registrant confirms that the most recent management contract applicable to the Surviving Fund will be included as Exhibit B to the Registration Statement.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

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/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Yana D. Guss, Esq., Ropes & Gray LLP

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